Exhibit 1.1

WISeKey Raises Revenue Guidance for Full Year 2023

Zug, Switzerland – November 15, 2023 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules– WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a leader in cybersecurity, digital identity, and Internet of Things (IoT) solutions operating as a holding company, today updated its full year (“FY”) 2023 revenue guidance to over $30 million, which represents an increase by over 25% compared to revenue reported for FY 2022.

For the nine-month period ended September 30, 2023, WISeKey’s total unaudited revenue was $22.6 million, marking a 21% increase from the nine-month period ended September 30, 2022. Of note, the semiconductor segment revenue saw a 20% increase to $22.1 million from $18.4 million in the nine-month period ended September 30, 2022.

WISeKey operates as a holding company with four subsidiaries: SEALSQ Corp (“SEALSQ”) (Nasdaq: LAES), WISeKey SA, WISeSat.Space, and WISe.ART, each dedicated to a unique aspect of its expansive technology portfolio, is also reporting a pipeline of opportunities for IoT semiconductors products totaling $60 million.

WISeKey’s diversified growth strategy is beginning to bear fruit, as evident from the accelerated progress at its semiconductors and cybersecurity sectors now delivering supply chain logistics projects, such as the innovative Smart Container initiative, and the increased level of investments and demand for WISeSat.Space related services and blockchain tokenization for the WISe.ART Digital Platform. While cybersecurity and semiconductors remain WISeKey’s primary revenue sources, these new ventures are demonstrating significant potential.

Carlos Moreira, CEO of WISeKey, discussing this revenue evolution, stated, “We are witnessing a strong and consistent customer demand for our cybersecurity, semiconductor products and Matter-related offerings, along with a growing market share. Our innovation efforts are especially noteworthy in areas like integrating semiconductors with post-quantum technologies, artificial intelligence, security, and cloud services. This progress strengthens our belief in our ability to capitalize on the numerous opportunities that lie ahead.”

Looking forward, Mr. Moreira added, “While 2024 is projected to be a year of transition for the WISeKey group, marked by a temporary slowdown in growth due to market shifts toward emerging new semiconductors at SEALSQ level, we are slowly but surely introducing new revenue sources from other verticals. In 2025-2026, we expect to see full production recovery and revenue surge in semiconductors, in additional to meaningful revenues to be generated from new verticals.”

Mr. Moreira continued, “Specifically, in 2024, we are strategically positioned to start generating revenue from our innovative Low Orbit satellite initiatives, notably in projects like Smart Container and Supply Chain supervised by satellite connections. Additionally, we are introducing a novel offering that encompasses the establishment of dedicated centers for cybersecurity and IoT Semiconductors personalization. This is a significant step in enhancing our service portfolio and meeting the evolving needs of our clients. Moreover, 2024 is set to be a pivotal year for our WISe.ART platform, as it is expected to reach full maturity and begin generating substantial transactional revenue. This growth will be driven by the rich collection of digital art already hosted on the platform, which we anticipate will attract significant interest and engagement from the digital art community. Looking further ahead, our sustained investments in the research and development of post-quantum resistant technology are projected to yield considerable returns starting from 2025/2026. This advancement is crucial in keeping pace with the rapidly changing technological landscape and maintaining our leadership in providing cutting-edge, secure solutions in an increasingly digital world.”

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat.Space AG which focuses on space technology for secure satellite communication, specifically for IoT applications, and (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd

Company Contact: Carlos Moreira

Chairman & CEO

Tel: +41 22 594 3000

info@wisekey.com

WISeKey Investor Relations (US)

The Equity Group Inc.

Contact: Lena Cati

Tel: +1 212 836-9611 / lcati@equityny.com

Katie Murphy

Tel: +1 212 836-9612 / kmurphy@equityny.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.